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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following press release was distributed on October 2, 2001 and is currently available on the CBOT's intranet sites, MemberNet and Onboard.

For Immediate Release                   Contact: David P. Prosperi
                                                 312-435-3456
                                                 dpro72@cbot.com


CBOT Board Approves Refinements to Restructuring Proposal

CHICAGO, October 3, 2001 - At a special meeting today, the Board of Directors of the Chicago Board of Trade (CBOT(R)) adopted resolutions necessary to proceed with technical refinements to the exchange's restructuring proposal, which originally was approved by the Board in January, 2001. These refinements will be reflected in an amendment to the Registration Statement (S-4) which is expected to be filed shortly with the Securities and Exchange Commission.

CBOT Chairman Nickolas J. Neubauer said, "Our restructuring plan is intended to ensure that the strong management we have now continues, while giving us ways, as a for profit enterprise, to make distributions to shareholders or otherwise increase the value of what we now have.

"Once the SEC declares our registration statement effective, we expect to have information meetings on the restructuring proposal so I can answer our members' questions as to why this plan will improve our governance while maintaining accountability, plus allow us to increase the overall value of our enterprise."

For more information on the CBOT's products and markets, log onto the exchange web site at www.cbot.com.

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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